CONTRIBUTION AGREEMENT

CONTRIBUTION AGREEMENT (this "Agreement"), dated as of January 31, 2005, by and among Modine Manufacturing Company, a Wisconsin corporation ("Modine"), Modine, Inc., a Delaware corporation and a wholly owned subsidiary of Modine (together with Modine, the "Contributors"), Modine Aftermarket Holdings, Inc., a North Carolina corporation and a wholly owned subsidiary of Modine ("Newco"), and Transpro, Inc., a Delaware corporation ("Transpro") (each, a "Party" or together, "Parties").

RECITALS
    The Aftermarket Business is currently conducted, directly or through one or more subsidiaries, by the Contributors and Newco.
    The boards of directors of the Contributors and Newco have each determined that it would be in the best interests of their respective corporations and shareholders to separate the Aftermarket Business from Modine and that it would be appropriate and desirable for the Contributors to contribute and transfer to Newco, and for Newco to receive and assume, all of the assets, properties, rights, interests and liabilities of Modine and its controlled Affiliates associated with the Aftermarket Business on the terms set forth in this Agreement.
    Simultaneously with the execution and delivery of this Agreement, (a) Modine, Newco and Transpro are entering into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) on the Closing Date but prior to the Effective Time, Modine will distribute to the shareholders of Modine all of the outstanding shares of Newco on a pro rata basis (the "Spin Off") and (ii) immediately following the Spin Off, Newco will merge with and into Transpro, with Transpro being the surviving corporation, all on the terms and subject to the conditions set forth in the Merger Agreement (the "Merger") and (b) Modine and Transpro are entering into an OEM Acquisition Agreement (the "OEM Acquisition Agreement"), pursuant to which prior to the Effective Time Modine will purchase from Transpro, and Transpro will sell and deliver to Modine, all of the outstanding shares of capital stock of G&O Manufacturing Company, Inc., a Delaware corporation and a wholly owned subsidiary of Transpro (the "OEM Stock Sale").
    It is intended that, for federal income tax purposes, (i) the Contribution and the Spin Off are tax-free to Modine and to the shareholders of Modine under Sections 355 and 368 and related provisions of the Internal Revenue Code, as amended (the "Code"), and (ii) the Merger qualifies as a tax-free reorganization described in Section 368 and related provisions of the Code.

Accordingly, the parties agree as follows:

  Certain definitions

    Definitions. In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms have the meanings specified below when used in this Agreement with initial capital letters:

    "Action" means any controversy, claim, action, litigation, arbitration, mediation or any other proceeding by or before any Governmental Entity, arbitrator, mediator or other Person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing.

    "Affiliate" means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

    "Aftermarket Assets" means the assets, properties, rights and interests of the Contributors and any of their Subsidiaries that principally relate to or are used principally in the Aftermarket Business (other than Excluded Assets), wherever situated, including without limitation:

      the Books and Records;
      all Contracts (other than to the extent that such Contracts relate to Excluded Assets or Excluded Liabilities) of the Contributors or their Subsidiaries relating to the Aftermarket Business;
      the Equipment;
      the Trademarks;
      goodwill of the Contributors related to the Aftermarket Business, but not otherwise specifically identified herein;
      the Aftermarket Real Property;
      the Inventory;
      the Permits;
      the Domain Names;
      capital stock of Nederlandse Radiateuren Fabriek B.V. ("NRF"), Manufacturera Mexicana de Partes S.A. de C.V. ("MexPar") and Modine National Sales Ltd., together with their respective assets;
      the Technology;
      all accounts and notes receivable (billed and unbilled) of the Aftermarket Business as of the Closing;
      all prepaid claims and other prepaid expense items and deferred charges, credits, advance payments and security and other deposits made by the Contributors or any of their Subsidiaries relating to the conduct of the Aftermarket Business;
      all rights of the Contributors or any of their Subsidiaries to manufacturers' warranties and indemnities with respect to any Aftermarket Asset;
      all bank accounts and bank account numbers, telephone and facsimile numbers and electronic mail addresses, in each case, used or held for use by the Contributors or any of their Subsidiaries principally in the Aftermarket Business;
      all rights of the Contributors or any of their Subsidiaries pertaining to any causes of action, lawsuits, judgments, claims, demands, counterclaims, set-offs or defenses they may have with respect to the Aftermarket Assets or Aftermarket Liabilities, except to the extent relating to the Excluded Assets or Excluded Liabilities; and
      all other assets, properties and rights of every kind and nature owned by the Contributors or any of their Subsidiaries or in which such Persons have an interest on the Closing Date (but only to the extent of such interest), known or unknown, fixed or unfixed, accrued, absolute, contingent or otherwise, whether or not specifically referred to in this Agreement, that in each case relate principally to the Aftermarket Business or are of the nature set forth in the Aftermarket Audited Financial Statements or the financial statements provided to Transpro pursuant to Section 3.5(a) of the Merger Agreement (the "Latest Aftermarket Financial Statements").

      Notwithstanding the foregoing, the Aftermarket Assets do not include any of the Excluded Assets.

      "Aftermarket Audited Financial Statements" means the audited financial statements of the Aftermarket Business as of and for the period ended March 31, 2004 attached to Section 4.9(b)-1 of the Modine Disclosure Schedule delivered pursuant to the Merger Agreement.

      "Aftermarket Business" means the design, manufacturing, marketing, packaging and distributing of thermal management products and systems to be supplied as replacement parts through the vehicular, off-highway and industrial aftermarkets, including the sale by NRF and MexPar of products to certain original equipment manufacturers for use in heavy duty applications.

      "Aftermarket Employees" means all of the Contributors' or their Subsidiaries' employees, officers or consultants that are involved in the Aftermarket Business, as listed on Schedule 1.1A.

      "Aftermarket Liabilities" means the following liabilities or obligations, whether known or unknown, accrued or contingent, direct or indirect, arising from the operation of the Aftermarket Business or ownership of the Aftermarket Assets prior to or following the Closing Date:

      all liabilities for product liability and product warranty for products of the Aftermarket Business;
      except as set forth in Section 3.4 of the Merger Agreement, all Environmental Costs and Liabilities to the extent arising out of or related to the Aftermarket Business;
      all liabilities for income Taxes arising out of or related to the (i) operation of the Aftermarket Business after the Closing Date or (ii) ownership of the Aftermarket Assets after the Closing Date;
      all liabilities for Taxes (other than income Taxes) arising out of or related to the (i) operation of the Aftermarket Business or (ii) ownership of the Aftermarket Assets, whether before or after the Closing Date;
      all liabilities pursuant to the Contracts;
      all liabilities for returns of products of the Aftermarket Business shipped prior to the Closing but returned after the Closing;
      a portion of the repayment obligations under Modine's line of credit, as and to the extent described in Section 6.25 of the Merger Agreement;
      all obligations and liabilities arising out of current and future Actions against any of the Contributors to the extent relating to the Aftermarket Business, except to the extent that such Actions arise out of or are related to assets or liabilities that are not Aftermarket Assets or Aftermarket Liabilities or that the Contributors have agreed to discharge pursuant to this Agreement or any Ancillary Agreement;
      liabilities or obligations of the Contributors and any of their Subsidiaries with respect to Aftermarket Employees pursuant to any Assumed Benefit Plans; and
      all other liabilities and obligations of every kind and nature of the Contributors or any of their Subsidiaries (other than for income Taxes), known or unknown, fixed or unfixed, accrued, absolute, contingent or otherwise, whether or not specifically referred to in this Agreement, that in each case relate principally to the Aftermarket Business and are of the nature set forth in the Aftermarket Audited Financial Statements, less payments thereon and discharges thereof prior to the Closing Date.

    Notwithstanding the foregoing, the Aftermarket Liabilities do not include the Excluded Liabilities.

    "Aftermarket Real Property" means all right, title and interest in or to the improved and unimproved land listed or described on Schedule 1.1B, and all buildings, structures, erections, improvements, appurtenances, and fixtures situated on or forming part of such land, together with all privileges, easements and rights-of-way related thereto.

    "Aftermarket Transition Services Agreement" means the Aftermarket Transition Services Agreement between Modine and Newco in the form attached as Exhibit 1.1I to the Merger Agreement.

    "Ancillary Agreements" means the agreements included as "Ancillary Agreements" in the Merger Agreement, but excluding this Agreement and including the Merger Agreement and the Tax Sharing Agreement.

    "Books and Records" means all of the books, records, electronically stored data and other documents and any copyrights related thereto (including customer and supplier lists and files, distribution lists, mailing lists, sales materials, operating, production and other manuals, equipment maintenance and operating manuals, correspondence with customers, suppliers, employees or Governmental Entities, plans, files, specifications, process drawings, computer programs, data and information, manufacturing and quality control records and procedures, research and development files and advertising and promotional materials) related primarily to the Aftermarket Assets, the Aftermarket Liabilities or the Aftermarket Business that are held by the Contributors or any of their Subsidiaries and existing on the Closing Date.

    "Business Day" means any day on which commercial banks in New York, New York are not required or authorized to be closed by Law or executive order.

    "Closing" means the closing of the transactions contemplated by this Agreement in accordance with the terms and conditions set forth in the Merger Agreement and this Agreement.

    "Closing Date" means the date on which the Closing occurs, as provided in the Merger Agreement.

    "Contracts" means any note, bond, mortgage, indenture, license, franchise, permit, agreement, contract, commitment, understanding, lease, franchise agreement or other legally binding instrument or legal obligation of any kind, whether written or oral (excluding rights and obligations of the Contributors or their Subsidiaries under Intercompany Contracts, this Agreement and the Ancillary Agreements), of the Contributors or any of their Subsidiaries relating principally to the Aftermarket Business. The Contracts in effect as of the date of execution of this Agreement, other than those made in the ordinary course of business, are set forth on Schedule 1.1C, which Schedule 1.1C will be updated by the Contributors at the Closing to reflect the Contracts at that time.

    "Domain Names" means those domain names used by the Contributors or any of their Subsidiaries exclusively for the Aftermarket Business as listed on Schedule 1.1D, and the look and feel of the corresponding Internet sites as currently owned by the Contributors or any of their Subsidiaries and used in the operation of the Aftermarket Business.

    "Effective Time" means the time at which the Merger becomes effective pursuant to the terms of the Merger Agreement.

    "Environment" means any land, soil, substrata, groundwater, surface water, drinking water, sediment, air or terrestrial or aquatic biota.

    "Environmental Laws" means all Laws (including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C.A. SectionSection 9601, et seq., and the rules, regulations and Orders promulgated thereunder) relating to the protection of the Environment, including Laws relating to Environmental Releases or threatened Environmental Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

    "Environmental Matter" means any matter arising out of, relating to, or resulting from, pollution, protection of the environment or human health or safety, health or safety of employees, sanitation, nuisance, emissions, discharges, or releases or threatened releases of Hazardous Substances, or otherwise arising out of, resulting from or relating to the generation, manufacture, storage, management, transportation, treatment or disposal of Hazardous Substances or to the application of Environmental Laws to the Aftermarket Business.

    "Environmental Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, sewer system, groundwater or land.

    "Environmental Costs and Liabilities" means any and all losses, liabilities, obligations, damages, fines, penalties, judgments, actions, claims, costs and expenses (including fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies and remedial action) arising from or under any Environmental Law, any Order or Contract of or with any Governmental Entity or other Person, or any Environmental Matter.

    "Equipment" means all plants, machinery, equipment, furniture, fixtures, computer hardware, vehicles, tools, supplies, leasehold improvements and, except for the Inventory, all other tangible personal property owned by the Contributors or any of their Subsidiaries and used principally in the conduct of the Aftermarket Business.

    "Excluded Assets" means the following assets:

    (a) insurance policies of the Contributors and their Affiliates pertaining to the Aftermarket Assets and all rights of the Contributors and their Affiliates of every nature and description under or arising out of such insurance policies;

    (b) all rights which the Contributors retain under the Ancillary Agreements;

    (c) claims for refunds of Taxes paid by the Contributors and/or their Affiliates arising prior to the Closing Date and relating to periods prior to Closing;

    (d) any Intercompany Contracts; and

    (e) the Proprietary Information Technology.

    "Excluded Liabilities" means all liabilities and obligations of the Contributors and any of their Affiliates, whether known or unknown, accrued or contingent, direct or indirect, other than the Aftermarket Liabilities. Without limiting the generality or effect of the foregoing, Newco will not assume any of the following:

    (a) liabilities of the Contributors and any of their Subsidiaries (i) arising out of or in connection with the negotiation and preparation of this Agreement or any Ancillary Agreement and the consummation and performance of the Transactions or (ii) incurred in breach of this Agreement or any Ancillary Agreement;

    (b) except as may be set forth in the Tax Sharing Agreement, liabilities for income Taxes arising out of or related to the (i) operation of the Aftermarket Business prior to or on the Closing Date or (ii) ownership of the Aftermarket Assets prior to or on the Closing Date;

    (c) liabilities or obligations of the Contributors and any of their Subsidiaries with respect to any Aftermarket Employee pursuant to any Modine Benefit Plan (other than any Assumed Benefit Plan); or

    (d) Actions, liabilities or obligations with respect to the Excluded Assets or the Excluded Liabilities or that Contributors have agreed to discharge pursuant to this Agreement or any Ancillary Agreement (irrespective of whether such Actions, liabilities or obligations arise before, on or after the Closing).

    "GAAP" means generally accepted accounting principles, applied consistently period to period, as in effect in the United States.

    "Governmental Entity" means any arbitrator, court, judicial, legislative, administrative or regulatory agency, commission, department, board or bureau or body or other governmental authority or instrumentality or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether foreign, federal, state, provincial or local.

    "Hazardous Substance" means any material, substance, chemical, waste, hazardous waste, pollutant, contaminant or hazardous or toxic substance as to which liabilities, restrictions or standards of conduct are imposed pursuant to any Environmental Laws, including asbestos, formaldehyde, polychlorinated biphenyls, lead based paint, radioactive materials, waste oil and other petroleum products.

    "Intercompany Contracts" means all purchase orders, contracts, agreements and other obligations between or among any of the Contributors and any of the Contributors and/or any of their Affiliates (including Newco), other than this Agreement and the Ancillary Agreements.

    "Inventory" means all spare parts, raw materials, finished products, goods in-process and supplies that are used principally in connection with the Aftermarket Business or are of the character included as inventory on the balance sheet delivered as part of the Aftermarket Audited Financial Statements or the Latest Aftermarket Financial Statements, wherever situated, including all such items located on or in transit to or from the Aftermarket Real Property or at a facility that is owned by Newco, all as are owned or leased by the Contributors on the Closing Date.

    "Law" means any statute, law, ordinance, rule or regulation of any Governmental Entity.

    "Material Adverse Effect" means a material adverse effect on the business, financial condition or results of operations of the Aftermarket Business taken as a whole.

    "Order" means any order, judgment, decree, writ, permit, license or any other requirement of any Governmental Entity.

    "Patents" means those patents, registrations, and applications therefor used exclusively in the Aftermarket Business, as listed on Schedule 1.1E.

    "Person" means any individual or legal entity, including any Governmental Entity.

    "Permits" means all permits, approvals, licenses, authorizations, certificates, rights, exemptions and Orders from any Governmental Entity used by or held for use by the Contributors or any of their Subsidiaries and related to the Aftermarket Business.

    "Proprietary Information Technology" means the list of software and computer programs and information technology that are not used exclusively in the Aftermarket Business and that are to be part of the Excluded Assets, as identified on Schedule 1.1F.

    "Subsidiary" of any Person means any Person whose financial condition and results of operations are required to be consolidated with those of the first Person in preparing financial statements in accordance with GAAP.

    "Tax Sharing Agreement" means the Tax Sharing Agreement among Modine, Newco and Transpro in the form of Exhibit 1.

    "Taxes or Tax" means (i) any federal, state, local or foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, or other tax, charge, levy or like assessment imposed by a Governmental Entity together with all penalties and additions to tax and interest thereon, and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).

    "Technology" means the Patents plus any of the Contributors' or any of their Subsidiaries' non-patented formulations, trade secrets, know-how, process knowledge, proprietary design, computer software and database, technological and manufacturing know-how, in each case used exclusively in the Aftermarket Business as of the Closing Date.

    "Trademarks" means those trademarks, service marks, registrations, trade names, logos, slogans and applications therefor used exclusively in the Aftermarket Business, as listed on Schedule 1.1G, and the goodwill associated therewith.

    "Transactions" means the transactions contemplated by this Agreement and the Ancillary Agreements.

    Other Definitions. The following terms have the meanings given them in the indicated Sections or agreement:
Term	Section/Agreement
401(k) Plans	4.10(c)
Agreement	Preamble
Assumption	2.1
Assumed Benefit Plans	4.10(g)
COBRA	4.10(b)
Code	Recitals
Confidentiality Expiration Date	Merger Agreement
Contribution	2.1
Contributors	Preamble
Damages	5.1
ERISA	4.10(b)
Expenses	Merger Agreement
Indemnified Party	5.5
Indemnifying Party	5.5
Latest Aftermarket Financial Statements	"Aftermarket Assets"
Merger	Recitals
Merger Agreement	Recitals
MexPar	"Aftermarket Assets"
Modine	Preamble
Modine Benefit Plans	4.10(f)
Modine Disclosure Schedule	Merger Agreement
Modine ERISA Affiliate	4.10(f)
Newco	Preamble
NRF	"Aftermarket Assets"
OEM Acquisition Agreement	Recitals
OEM Stock Sale	Recitals
Party	Preamble
Spin Off	Recitals
Transpro	Preamble
Transpro's Benefit Plans	4.10(d)

    Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Unless the context otherwise requires, (i) "or" is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein which are defined in GAAP have the meanings ascribed to them therein. The Schedules and Exhibits hereto will be deemed part of this Agreement and included in any reference to this Agreement. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.
          The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
          This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that each Party need not sign the same counterpart.
          This Agreement and the Ancillary Agreements (including the documents and the instruments referenced herein and therein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.
          This Agreement will be governed and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

  transfer and contribution of Aftermarket assets;
  assumption of certain liabilities

    Contribution of Assets and Assumption of Liabilities. In accordance with the terms and upon the conditions of this Agreement, prior to the closing of the Spin Off and Merger, the Contributors will and, if necessary, will cause their Subsidiaries (other than Newco) to convey, assign, transfer and deliver to Newco, and Newco will acquire and accept, all of the Contributors' right, title and interest in and to the Aftermarket Assets not already owned by Newco (the "Contribution"), and Newco will assume the Aftermarket Liabilities for which Newco is not already liable (the "Assumption"). The transactions to be undertaken by the Contributors and Newco to accomplish the Contribution and the Assumption are outlined on Schedule 2.1.
    Delivery of Closing Documents. On the Closing Date, but prior to the closing of the Spin Off and Merger:
      the Contributors will deliver to Newco such documents as are, in the reasonable opinion of counsel for Transpro and the Contributors, necessary or desirable for the Contributors to effect the Contribution and the Assumption;
      Newco will deliver to the Contributors such documents as are, in the reasonable opinion of counsel for Transpro and the Contributors, necessary or desirable for Newco to effect the Contribution and the Assumption;
      the Contributors, Newco and Transpro, as applicable, will concurrently duly execute and deliver to each other the Ancillary Agreements; and
      the Contributors will deliver to Newco and Transpro evidence or copies of all consents, approvals, orders, qualifications or waivers required by any third party or Governmental Entity to consummate the transactions contemplated by this Agreement, as specified on Schedule 2.2(d).
    Interdependence. The transfers and deliveries described in this Article II are mutually interdependent and are to be regarded as occurring simultaneously on the Closing Date and prior to the closing of the Spin Off and Merger unless otherwise indicated on Schedule 2.1. Unless agreed to in writing by the Contributors, Newco and Transpro, no such transfer or delivery will become effective until all other transfers and deliveries provided for in this Article II have also become effective.
    Contracts. Notwithstanding the provisions of Section 2.1, but subject to Section 4.8, no Contract will be deemed to be assigned to Newco as of the Closing unless it is freely assignable or consent for assignment has been obtained prior to the Closing.
    Divestiture of Assets. Prior to the Closing, the Contributors will cause Newco and its Subsidiaries to transfer and/or distribute to the Contributors or an Affiliate of the Contributors any assets and liabilities of Newco and its Subsidiaries that are not Aftermarket Assets or Aftermarket Liabilities, and the Contributors or such Affiliates will acquire and accept such assets and assume such liabilities. The Contributors will bear all costs, fees or other expenses incurred in connection with such transfer, including Taxes.
    Post-Closing Transfer. Subject to Sections 4.8 and 4.9, in the event that any Aftermarket Assets (other than assets that are provided pursuant to the Aftermarket Transition Services Agreement (as defined in the Merger Agreement)) are not included in the assets transferred to Newco at the Closing, from and after the Closing the Contributors will, and will cause their respective Affiliates to, promptly transfer to Newco such Aftermarket Assets and execute and deliver, without consideration, such documents as Newco may reasonably request and take any additional actions as may be reasonably necessary to effect such transfer and to put Newco in actual possession and control of such Aftermarket Assets.

  Representations and warranties of the contributors

  The Contributors hereby represent and warrant to Newco and Transpro as follows:

    Organization and Good Standing. The Contributors are corporations duly organized, validly existing and in good standing, or have equivalent status, under the Laws of their respective jurisdictions of incorporation. The Contributors have all requisite corporate power and authority to own, lease and operate their properties that will be contributed to Newco pursuant to this Agreement and to carry on the Aftermarket Business as now being conducted by them. Each of the Contributors is duly qualified or licensed to do business and is in good standing, or has comparable status, in each jurisdiction in which the property owned, leased or operated by it that will be contributed to Newco pursuant to this Agreement or the nature of the Aftermarket Business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing (or to have comparable status) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
    Authority. The Contributors have the requisite corporate power and authority to execute and deliver this Agreement and to perform their obligations hereunder. The execution and delivery of this Agreement by the Contributors and the consummation of the transaction contemplated by this Agreement have been duly authorized and unanimously approved by their respective boards of directors, and no other corporate action on the part of the Contributors is necessary to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by the Contributors and is a valid and binding obligation of the Contributors, enforceable against the Contributors in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles.
    No Violations/Breaches. Subject to any of the following that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the execution, delivery and performance of this Agreement:
      do not and will not conflict with or violate any Law or Order binding on the Contributors or applicable to the Contributors, Newco or any of their respective Subsidiaries or by which any of the Aftermarket Assets may be bound;
      will not result in a breach of any term of the organizational documents of the Contributors or Newco;
      will not result in a breach of any term of any contract, agreement or other instrument to which any of the Contributors, Newco or any of their Subsidiaries is a party or by which any of such parties or any Aftermarket Assets may be bound, or give rise to a right of termination or acceleration thereunder;
      will not result in the creation of any encumbrance of any kind or nature against or with respect to the Aftermarket Assets or Newco's common stock; and
      do not require any approvals or consents of third parties, or any declaration or filing with any Person, other than as described in Section 4.3 of the Merger Agreement.
    Title to Properties; Sufficiency. The Contributors have good, valid and marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of the Aftermarket Assets. At the time of the Contribution, the Aftermarket Assets will not be subject to any security interest or other valid encumbrance except for those interests and encumbrances identified in the Merger Agreement. The Aftermarket Assets (other than any Technology that is not used exclusively in the Aftermarket Business) comprise all of the assets used in the operation of, and are adequate, sufficient and suitable for the conduct of, the Aftermarket Business as now conducted.

  COVENANTS

    Bulk Transfer Laws. Newco waives compliance by the Contributors with any Laws relating to bulk transfers and bulk sales applicable to the transactions contemplated by this Agreement.
    Cooperation In Litigation. For a period of five years after the Closing Date, the Contributors will, to aid Newco in the defense of any third-party Action relating to the Aftermarket Business, make available during normal business hours, but without unreasonably disrupting their respective businesses, all personnel and records in their possession relating to the Aftermarket Business reasonably necessary to permit the effective defense or investigation of such Action. If information other than that pertaining to the Aftermarket Business is contained in such records, the Contributors and Newco will either agree that such information may be omitted or redacted or enter into appropriate secrecy commitments to protect such information.
    Other Cooperation. The Contributors and Newco will comply fully with all notification, reporting and other requirements under any Law or Order applicable to the Transactions. The Contributors and Newco will use their reasonable best efforts to obtain, as soon as practicable, the Authorizations that may be or become necessary for the performance of their respective obligations under this Agreement, the Ancillary Agreements and the consummation of the Transactions and will cooperate fully with each other in promptly seeking to obtain such Authorizations, except that no such party hereto will be required to make any material expenditure in connection with its obligations under this Section 4.3. Where the cooperation of third parties such as insurers or trustees would be necessary in order for a Party hereto to completely fulfill its obligations under this Agreement and the Ancillary Agreements, such Party will use all reasonable efforts to cause such third parties to provide such cooperation, except that no Party hereto will be required to make any material expenditure in connection therewith.
    Expenses. Whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions will be borne as provided in the Merger Agreement, unless otherwise provided herein.
    Patent and Trademark Assignments/Recordation/Maintenance. (a) The Contributors will cooperate with Newco in all reasonable respects to effect the assignment of the Patents, Trademarks and Domain Names to Newco, by country, and the recording of such assignment documents with the appropriate Governmental Entities.

    (b) Newco will be responsible for, and will pay all expenses related to (which will not constitute Expenses under the Merger Agreement), the maintenance of the Patents, Trademarks and Domain Names from and after the Closing Date. If the Contributors receive any bills or invoices for expenses related to the maintenance of the Patents, Trademarks and Domain Names from and after the Closing Date, then the Contributors will forward to Newco such bills or invoices for payment by Newco.

    (c) The Contributors will remain responsible for and will pay all bills and invoices for expenses (which will not constitute Expenses under the Merger Agreement) relating to the Patents, Trademarks and Domain Names that are received after the Closing Date but relate to work performed for the benefit of the Contributors before the Closing Date.

    Certain Other Agreements. At the Closing, Modine and Newco will execute and deliver the (a) Aftermarket License Agreement in the form of Exhibit 1.1D to the Merger Agreement, (b) Aftermarket Supply Agreement in the form of Exhibit 1.1G to the Merger Agreement, (c) Aftermarket Transition Services Agreement, and (d) Tax Sharing Agreement.
    Further Assurances; Books and Records. From time to time after the Closing Date, the Contributors and Newco will, and will cause their respective Affiliates to, promptly execute and deliver, without consideration, such documents as any of them may reasonably request, including assignment and assumption agreements with respect to the Contracts, deeds, bills of sale, consents and other instruments in addition to those specified in this Agreement, in such form as may be appropriate, or take any additional actions, if reasonably necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, to more effectively transfer, convey and assign to Newco, and to put Newco in actual possession and control of, the Aftermarket Assets, including obtaining any necessary third party consents or approvals. In addition, upon Newco's reasonable request, the Contributors will promptly provide Newco with copies of all books and records retained by the Contributors to the extent they are related to the Aftermarket Business and they already exist.
    Assignment, Assumption and Consent. The Contributors will use reasonable efforts to obtain the consent of any third party to any Contract which is required for the assignment of such Contract to Newco. The Contributors will convey, assign, transfer and deliver to Newco, and Newco will acquire, accept and assume each such Contract, after obtaining any required consent, at or after the Closing Date. If any such consent cannot be obtained, the Contributors will use commercially reasonable efforts to (a) provide Newco with the benefits of such Contracts, (b) cooperate in any reasonable and lawful arrangement designed to provide the benefits of such Contracts to Newco, and (c) enforce, at the request and for the account of Newco, any rights of the Contributors or their Subsidiaries against the other party or parties thereto arising under such Contracts. The Contributors' only liability for any Contract that is not assigned to Newco will be limited to the Contributors' obligations pursuant to this Section 4.8. Without limiting the foregoing, with respect to any third party consent for which any required consent is not obtained prior to the Closing, each Party will use its reasonable best efforts to obtain any such consent or approval after the Closing Date until such consent or approval has been obtained, except that no such party will be required to make any material expenditure in connection with its obligations under this Section 4.8.
    Removal Of Assets. Except for those Books and Records and other documents described in the Aftermarket Transition Services Agreement, all tangible Aftermarket Assets not located on the Aftermarket Real Property will be removed and shipped by the Contributors to Newco as promptly as practicable after the Closing Date from the Contributors' premises, in a manner so as not to unreasonably interfere with the Contributors' operations or cause damage to such premises; provided, however, the Contributors will be entitled to retain originals or copies of Books and Records related to Patents, Trademarks and Domain Names to the extent necessary for the Contributors to perform their obligations set forth in Section 4.5. The Contributors will ship to Newco all Books and Records and other documents described in the Aftermarket Transition Services Agreement within 14 days after the expiration of the Aftermarket Transition Services Agreement, upon the same terms (described in the preceding sentence) as other Aftermarket Assets.
    Employee Matters. Immediately prior to the Closing Date, the Contributors will take such action as is necessary to terminate the employment of any person who is an Aftermarket Employee, other than those individuals identified in Section 4.20 of the Modine Disclosure Schedule, and to cause Newco to offer employment to such individuals on substantially the same terms as applied to them immediately prior to their termination.
        Effective as of the Closing Date, Newco will, and the Contributors will cause Newco to, withdraw from and cease its participation in each Modine Benefit Plan (other than the Assumed Benefit Plans) in which Newco or any of its Subsidiaries then participates. To the extent required by Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), as codified under Section 4980B of the Code and Title I part 6 of the Employee Retirement Income Security Act of 1974 ("ERISA"), and the regulations issued thereunder, the Contributors will retain responsibility for making COBRA continuation coverage available to Aftermarket Employees for a loss of coverage occurring prior to the Closing Date. The Contributors will retain responsibility for, and on and after the Closing Date will indemnify and hold Newco and its Affiliates harmless from, any and all obligations of the Contributors or any of their Subsidiaries to Aftermarket Employees and any participants (including those relating to expenses incurred by Aftermarket Employees, participants or their eligible dependents prior to the Closing Date) arising under the Modine Benefit Plans (other than the Assumed Benefit Plans) and based on any participation by Aftermarket Employees, participants and their eligible dependents in the Modine Benefit Plans (other than the Assumed Benefit Plans) prior to the Closing Date or based on the employment of Aftermarket Employees or former employees of the Aftermarket Business prior to the Closing Date.
        Effective as of the Closing Date, the Aftermarket Employees will cease participation in the Modine 401(k) Retirement Plan for Salaried Employees and the Modine 401(k) Retirement Plan for Hourly Employees maintained by Modine (the "401(k) Plans"). Effective as of the Closing Date, the Contributors will cause the 401(k) Plan to be amended to fully vest the Aftermarket Employees in any account balances and will make any contributions to the 401(k) Plans of all accrued but unpaid employer and employee contributions.
        Transpro will cause the Aftermarket Employees who remain employed by Newco on or after the Closing Date to be (i) provided with benefits under Transpro's employee benefit plans, programs, policies or arrangements (collectively, "Transpro's Benefit Plans") on substantially similar terms and conditions in the aggregate to those provided by Transpro to its similarly situated employees and (ii) credited under Transpro's Benefit Plans for their service prior to the Closing Date with the Contributors or any of their Subsidiaries for purposes of eligibility, pre-existing condition limitations, level of employer contributions and matching contributions, severance allowance and service-related level of benefits under Transpro's Benefit Plans, except for purposes of accrued benefits under any defined benefit pension plan. Notwithstanding the foregoing, Transpro will pay severance benefits in accordance with Modine's severance plans or agreements in place as of the Closing Date and described on Schedule 4.10(d) with respect to each Aftermarket Employee whose employment is terminated by Transpro or any of its Subsidiaries on or prior to the first anniversary of the Closing Date.
        As of the Closing Date, Modine will amend any Modine Benefit Plan (other than any Assumed Benefit Plan) subject to Title IV of ERISA to cease further accrual of all benefits for all participating Aftermarket Employees thereunder. Modine will retain all liability and responsibility for any obligations arising under any such Title IV Modine Benefit Plan and will indemnify and hold Newco and each of its Affiliates harmless from any and all obligations of the Contributors or any of their Subsidiaries under such Modine Benefit Plan.
        For purposes of this Agreement, "Modine Benefit Plans" means any benefit or compensation plan, arrangement or agreement, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement that is maintained, or contributed to, for the benefit of current or former directors or employees of the Aftermarket Business with respect to which Newco or its Subsidiaries may, directly or indirectly, have any liability as of the date of this Agreement or as of the Closing Date, including all plans of any Modine ERISA Affiliate subject to Title IV of ERISA. For purposes of this Agreement, a "Modine ERISA Affiliate" is any trade or business, whether or not incorporated, all of which together with Modine would be deemed a "single employer" within the meaning of Section 4001 of ERISA.
        Effective as of the Closing Date, Newco will, or will cause its Subsidiaries to, assume the obligations and liabilities of the Contributors and their Subsidiaries to Aftermarket Employees under the Modine Benefit Plans listed on Schedule 4.10(g) (the "Assumed Benefit Plans").
        Nothing contained in this Agreement will confer upon any Aftermarket Employee, or any legal representative thereof, any rights or remedies, including, without limitation, any right to employment for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, neither Transpro nor any Affiliate of Transpro will be required to continue any particular Transpro Benefit Plan or Assumed Benefit Plan after the Closing Date for the Aftermarket Employees (except for severance benefits as provided in Section 4.10(d)), and any such Transpro Benefit Plan or Assumed Benefit Plan may be amended or terminated in accordance with its terms and any applicable Law.
        Prior to the Closing, Transpro will consult with Modine in respect of, and Transpro will provide written notice to all Aftermarket Employees of, the benefits under the Transpro Benefit Plans to which the Aftermarket Employees are entitled and Transpro's legal obligations under this Section 4.10. In the event of any breach by Transpro of its obligations under this Section 4.10, Modine will have the right, in addition to any other rights and remedies existing in its favor, to apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief or other relief in order to enforce or prevent any violation of this Section 4.10.
    Modine Stock Matters. In connection with the Spin Off, Modine will make adjustments to outstanding options and other stock-based awards consistent with the plans pursuant to which such options or awards were granted with the intent of preserving the intrinsic value of such options and awards to the holders thereof.
    Product Returns. Newco will assume responsibility for all returns of products of the Aftermarket Business shipped prior to, but returned after, the Closing Date, as well as all products of the Aftermarket Business shipped on or after the Closing Date. No Party hereto will undertake any action to encourage returns of products of the Aftermarket Business other than in the ordinary course of business.
    Certain Insurance Matters. With respect to any Damages suffered by Newco or any of its Subsidiaries after the Closing Date relating to, resulting from or arising out of the conduct of the Aftermarket Business prior to the Closing Date for which the Contributors or any of their Affiliates would be entitled to assert, or cause any other Person to assert, a claim for recovery under any policy of insurance maintained by the Contributors or for the benefit of the Contributors or any of their Subsidiaries in respect of the Aftermarket Business, the Contributors or any of their Subsidiaries, any product of the Aftermarket Business or any Aftermarket Employee, at the request of Newco, the Contributors will use their reasonable efforts to assert, or to assist Newco or any of its Subsidiaries to assert, one or more claims under such policy of insurance covering such Damage if Newco or any of its Subsidiaries is not itself entitled to assert such claim, and any recovery in respect thereof will be paid to the Party suffering such Damages; provided, however, that all of the Contributors' out-of-pocket costs and expenses incurred in connection with the foregoing are promptly reimbursed by Newco. Nothing in this Section 4.13 will affect or modify or be deemed to affect or modify in any way the Contributors' obligations under Article V of this Agreement.
    Confidentiality Obligations. The Parties acknowledge that they are subject to, and any confidential information of any nature whatsoever of a Party to this Agreement that is provided or disclosed to another Party in connection with this Agreement will be subject to, the confidentiality provisions contained in Section 6.6 of the Merger Agreement. The confidentiality obligations thereunder will automatically terminate in their entirety on the Confidentiality Expiration Date.

  INDEMNIFICATION

    Indemnity by the Contributors. Following the Closing, the Contributors, jointly and severally, will indemnify and hold Newco and Transpro, their Affiliates and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing harmless from and against and will promptly defend such parties from and reimburse such parties for any and all losses, damages, costs, expenses, liabilities, obligations and claims of any kind (including reasonable attorneys' fees and other costs and expenses) ("Damages") which such parties may suffer or incur or become subject to, as a result of or in connection with any claim by a third party that relates to any of the following:
      the conduct by any of the Contributors or their Affiliates of any business other than the Aftermarket Business;
      the failure by either Contributor to perform any covenant to be performed by it or its Affiliates under this Agreement or the Merger Agreement in whole or in part after the Closing; and
      the Excluded Liabilities.
    Indemnity by Newco. Following the Closing, Newco will, on behalf of its successors and assigns, indemnify and hold the Contributors, their Affiliates and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing harmless from and against, and will promptly defend such parties from and reimburse such parties for, any and all Damages which such parties may directly or indirectly at any time suffer or incur or become subject to, as a result of or in connection with any claim by a third party that relates to any of the following:
      the conduct of the Aftermarket Business whether prior to or after the Closing (except that Newco will only indemnify for Taxes arising in connection with the conduct of the Aftermarket Business to the extent required by the Tax Sharing Agreement);
      the failure by Transpro or Newco to perform any covenant to performed by it or its Affiliates under this Agreement or the Merger Agreement in whole or in part after the Closing; and
      the Aftermarket Liabilities.
    Insurance Coverage. The indemnification to which any party is entitled hereunder will be exclusive of all insurance proceeds actually received, if any, by the indemnified party with respect to the losses for which indemnification is provided in Section 5.1 or Section 5.2, and no party will be entitled to be indemnified for any matter for which insurance proceeds are actually received.
    Right of Party to Indemnification. Each party entitled to indemnification hereunder will be entitled to indemnification for losses sustained in accordance with the provisions of this Article V regardless of any Law or public policy that would limit or impair the right of the party to recover indemnification under the circumstances.
    Indemnification Procedures. Any party seeking indemnification hereunder (the "Indemnified Party") must notify the party from whom such indemnity is sought (the "Indemnifying Party") in writing of any claim, demand, action or proceeding for which indemnification will be sought under this Article V and the Indemnifying Party will have the right at its expense to assume the defense thereof using counsel reasonably acceptable to the Indemnified Party. The Indemnified Party will have the right (i) to participate, at its own expense, with respect to any claim, demand, action or proceeding that is being diligently defended by the Indemnifying Party and (ii) to assume the defense of any claim, demand, action or proceeding at the cost and expense of the Indemnifying Party if the Indemnifying Party fails or ceases to defend the same. In connection with any such claim, demand, action or proceeding the parties will cooperate with each other and provide each other with access to relevant books and records in their possession. If a firm written offer is made to the Indemnifying Party to settle any such claim, demand, action or proceeding solely in exchange for monetary sums to be paid by the Indemnifying Party (and such settlement contains a complete release of the Indemnified Party and its Affiliates and their respective directors, officers and employees) and the Indemnifying Party proposes to accept such settlement and the Indemnified Party refuses to consent to such settlement, then (i) the Indemnifying Party will be excused from, and the Indemnified Party will be solely responsible for, all further defense of such claim, demand, action or proceeding, (ii) the maximum liability of the Indemnifying Party relating to such claim, demand, action or proceeding will be the amount of the proposed settlement if the amount thereafter recovered from the Indemnified Party on such claim, demand, action or proceeding is greater than the amount of the proposed settlement, and (iii) the Indemnified Party will pay all attorneys' fees and legal costs and expenses incurred after rejection of such settlement by the Indemnified Party; provided, however, that if the amount thereafter recovered by the third party from the Indemnified Party is less than the amount of the proposed settlement, the Indemnified Party will be reimbursed by the Indemnifying Party for such attorneys' fees and legal costs and expenses up to a maximum amount equal to the difference between the amount recovered by the third party and the amount of the proposed settlement.

  TERMINATION

    Termination. This Agreement will automatically terminate without action by any Party upon the termination of the Merger Agreement.
    Effect of Termination. If this Agreement is terminated as provided in Section 6.1, then this Agreement will forthwith become void and there will be no liability on the part of any party to any other Party or any other Person in respect hereof regardless of the circumstances.

  miscellaneous

    Amendment. This Agreement and the Ancillary Agreements may be amended, modified or supplemented only by the written agreement of the parties hereto or thereto.
    Waiver of Compliance. Except as otherwise provided in this Agreement and the Ancillary Agreements, the failure by any Person to comply with any obligation, covenant, agreement or condition under such agreements may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Person to enforce at any time any of the provisions of such agreements will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of such agreements or any part thereof or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of such provisions will be held to be a waiver of any other or subsequent breach.
    Notices. All notices required or permitted pursuant to this Agreement must be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address stated below, or at such other address as a Party may provide by notice to the other:

    If to Newco (prior to the Closing) or Contributors:

    Modine Manufacturing Company

    1500 DeKoven Avenue

    Racine, Wisconsin 54303

    Attention: General Counsel

    Facsimile: 262-631-7720

    With a copy to:

    Quarles & Brady LLP

    411 East Wisconsin Avenue

    Suite 2040

    Milwaukee, Wisconsin 53202-4497

    Attention: Kathryn M. Buono

    Facsimile: (414) 271-3552

    If to Newco (following the Closing) or Transpro:

    Transpro, Inc.

    100 Gando Drive

    New Haven, Connecticut 06513

    Attention: Chief Financial Officer

    Facsimile: (203) 401-6470

    With a copy to:

    Jones Day

    222 E. 41st Street

    New York, New York, 10017

    Attention: Robert Profusek

    Facsimile: (212) 755-7306

    Third Party Beneficiaries. Except as otherwise provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
    Successors and Assigns. This Agreement and the Ancillary Agreements will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns, including specifically but without limitation the successors of any Contributor resulting from the transactions described in Section 2.1. Unless specifically permitted by an Ancillary Agreement, none of the Contributors, Newco or Transpro may assign this Agreement or any of the Ancillary Agreements, or any of their rights or liabilities thereunder, without the prior written consent of the other parties thereto, and any attempt to make any such assignment without such consent will be null and void. Any such assignment will not relieve the Party making the assignment from any liability under such agreements. The Parties hereto acknowledge and agree that Transpro will succeed to all of the rights, obligations and liabilities of Newco upon consummation of the Merger.
    Severability. The illegality or partial illegality of any or all of this Agreement or any of the Ancillary Agreements, or any provision thereof, will not affect the validity of the remainder of such agreements, or any provision thereof, and the illegality or partial illegality of any such agreements will not affect the validity of any such agreements in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes such agreements to no longer contain all of the material provisions reasonably expected by the parties to be contained therein.
    Survival. All representations and warranties of the Parties contained in this Agreement or made pursuant to this Agreement will expire as of the Closing without further action by the Parties, with the result that if the Closing occurs, no Party will have any liability or obligation in respect thereof, whether asserted before or after the Closing, other than for actual fraud. The agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing will survive.
    Submission to Jurisdiction; Waivers. Each Party irrevocably agrees that any legal action or proceeding with respect to this Agreement, the Transactions, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another Party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Delaware, and each Party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the Transactions, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
    Specific Performance. The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Transactions, will cause irreparable injury to the other Parties for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by its duly authorized officer as of the date first above written.

MODINE MANUFACTURING COMPANY

By: /s/Bradley C. Richardson
Name: Bradley C. Richardson
Title: VP, Finance and CFO

MODINE, INC.

By: /s/William K. Langan
Name: William K. Langan
Title: President

MODINE AFTERMARKET HOLDINGS, INC.

By: /s/Bradley C. Richardson
Name: Bradley C. Richardson
Title: VP, Finance and CFO

TRANSPRO, INC.

By: /s/Charles E. Johnson
Name: Charles E. Johnson
Title: President and CEO

EXHIBITS:
1	Tax Sharing Agreement

SCHEDULES:
1.1A	Aftermarket Employees
1.1B	Aftermarket Real Property
1.1C	Contracts
1.1D	Domain Names
1.1E	Patents
1.1F	Proprietary Information Technology
1.1G	Trademarks
2.1	Contribution and Assumption Transactions
2.2(d)	Consents and Approvals
4.10(d)	Severance Plans
4.10(g)	Assumed Benefit Plans